UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65392/September 26, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14512

In the Matter of	:	
	:	
MAGIC LANTERN GROUP, INC.,	:	
MAP VII ACQUISITION, INC.,	:	ORDER MAKING
MEMOTEC COMMUNICATIONS, INC.,	:	FINDINGS AND REVOKING
MILLSTREAM II ACQUISITION CORP.,	:	REGISTRATIONS BY DEFAULT
MODENA 3, INC., and	:	
NORTH AMERICAN ENERGY OF	:	
DELAWARE, INC (N/K/A ORA	:	
ELECTRONICS, INC.)	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on August 24, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv), by September 2, 2011. Respondents' Answers were due September 15, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date, Respondents have not filed Answers with the Office of the Secretary.

Magic Lantern Group, Inc. (Magic Lantern), Map VII Acquisition, Inc. (Map VII), Memotec Communications, Inc. (Memotec), Millstream II Acquisition Corp. (Millstream II), Modena 3, Inc. (Modena 3), and North American Energy of Delaware, Inc. (n/k/a Ora Electronics, Inc.) (North American) (collectively, Respondents), are in default for failing to file Answers to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Magic Lantern (CIK No. 811933) is an inactive New York corporation located in Oakville, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Magic Lantern is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the fiscal year ended December 31, 2004, which reported a net loss of over $15.8 million for the prior twelve months. As of August 22, 2011, the company's stock (symbol "GMLI") was traded on the over-the-counter markets.

Map VII (CIK No. 1393933) is a void Delaware corporation located in Melville, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Map VII is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of over $11,000 for the prior nine months.

Memotec (CIK No. 1022046) is a Quebec corporation located in Montreal, Quebec, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Memotec is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F/A registration statement on August 7, 1997, which reported a net loss of over $12 million (Canadian) for the fiscal year ended December 31, 1996.

Millstream II (CIK No. 1304562) is a dissolved Delaware corporation located in Wayne, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Millstream II is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended September 30, 2006.

Modena 3 (CIK No. 1271076) is a void Delaware corporation located in Manchester, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Modena 3 is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2006, which reported a net loss of $1,050 for the prior nine months.

North American (CIK No. 225854) is a forfeited Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). North American is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1996, which reported a net loss of over $27,000 for the prior six months. On April 16, 2002, North American filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, and the case was terminated on January 17, 2003. As of August 22, 2011, the company's stock (symbol "ORAE") was traded on the over-the-counter markets.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1, 13a-13, and Rule 13a-16 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports under cover of Form 6-K. These Form 6-K reports must be transmitted promptly after the information contained therein "is made public by the issuer, by the country of its domicile or under the laws of which it was incorporated or organized, or by a foreign securities exchange with which the issuer has filed the information." 17 C.F.R. § 240.13a-16.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Magic Lantern Group, Inc., Map VII Acquisition, Inc., Memotec Communications, Inc., Millstream II Acquisition Corp., Modena 3, Inc., and North American Energy of Delaware, Inc. (n/k/a Ora Electronics, Inc.), are hereby REVOKED.

_____
Robert G. Mahony
Administrative Law Judge